Exhibit 99.10

PRESS RELEASE

TotalEnergies publishes JC.Rufin’s report on human rights in

Cabo Delgado, together with the action plan decided by

the Mozambique LNG project partners

Paris, May 23, 2023 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, entrusted Jean-Christophe Rufin in December 2022, on behalf of the partners of the Mozambique LNG project, with an independent mission to assess the humanitarian situation in the province of Cabo Delgado where the project is located. Jean-Christophe Rufin, a recognized expert in the field humanitarian action and human rights, has carried out several investigation field trips in Mozambique. TotalEnergies publishes his report as well as the action plan decided by Mozambique LNG partners based on the recommendations of the report.

The report recalls that the conflict in the province of Cabo Delgado has origins pre-dating the gas development projects and finds its roots in multiple factors not related to Mozambique LNG. It assesses the humanitarian operations and the socio-economic development programs undertaken by Mozambique LNG around the Afungi site since 2021. The report assesses the humanitarian operations and the socio-economic development programs undertaken by Mozambique LNG around the Afungi site since 2021. It notes an improved humanitarian situation in the north of Cabo Delgado, in particular with the return of the populations displaced by the conflict to the town of Palma and to a lesser degree to the town of Mocímboa da Praia.

The report highlights the execution quality of the actions undertaken by Mozambique LNG and their positive impact on the living conditions of local population. However it recommends the establishment of a dedicated structure with increased resources to further expand these programs and to integrate them into an ambitious and sustainable strategy of local development covering the whole province, and not only guided by the security of the project site.

Regarding the populations affected by the development of the Afungi industrial site, Jean-Christophe Rufin recommends several avenues of improvements to finalize in the best conditions the implementation of the resettlement plan and ensure the compensation of affected persons in accordance with the best practices. These improvements relate in particular to the update of the inventories of the affected persons’ assets, the payment timeline of compensations, the provision of agricultural land and the access to fishing areas.

Having considered the report and the recommendations made by Jean-Christophe Rufin, all Mozambique LNG partners have approved the following action plan:

•	Mozambique LNG shall establish a dedicated Foundation for the implementation a socio-economic development program covering the whole territory of the Cabo Degaldo province, as part of a consistent and sustainable development strategy. The action of the Foundation will be guided by an objective of shared prosperity in the province, without waiting for the revenues expected during the production phase of the project. In order to sustain its action, this Foundation will be provided with a multi-annual budget of US$200 million. The Foundation will be headed by a recognized figure in the field of local economic development and overseen by a Board of Directors including representatives of Mozambique LNG and of the civil society. Its actions will be conducted in a coordinated manner with the activities carried out by the other development stakeholders present in the Cabo Delgado province. This Foundation will act under the name of “Pamoja Tunaweza” (“together we can” in Kiswahili).

Regarding the populations affected by the development of the Afungi industrial site, the following actions will be implemented:

o	The relocation and compensation process will be audited to identify the corrective actions to be implemented.

o	The resettlement of the Quitupo village residents will be finalized without delay. To that end, Mozambique LNG will complete the construction of the new Quitunda village houses by the end of the Summer 2023. All Quitunda houses shall be equipped with access to solar energy.

o	The inventories of the assets of the populations affected by the project and subject to compensation (constructions, land plots and plantations) will be updated, to ensure that compensations fully reflect the current situation of these assets.

o	The payment of compensations to families affected by the project will be accelerated. A taskforce shall be set up together with the Mozambican authorities to enable all families to obtain, by the end of the summer in 2023, the legal documents required to receive the payments due to them.

o	Access of local communities to agricultural areas will be facilitated and enlarged. Given that the Mozambique LNG industrial facilities do not occupy the entire land area granted by the Government of Mozambique, a surface of about 2,000 hectares located in periphery of the site will be made available to local communities for agricultural activities.

o	Individual transportation means will be provided to the fishermen resettled in Quitunda, to facilitate their access to the various fishing areas.

Moreover, the report notes that the security situation in the north of Cabo Delgado has evolved positively in 2022 and recommends reviewing the framework of relations between Mozambique LNG and the Mozambican Defense Forces in light of this situation. Mozambique LNG has started a dialogue with the Mozambican authorities to this end.

Finally, a follow-up mission to monitor the implementation of this action plan will be carried out by Jean-Christophe Rufin at the request of Mozambique LNG project partners.

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About Mozambique LNG

Mozambique LNG is the first onshore development of a liquefied natural gas (LNG) plant in the country. The project includes the development of the Golfinho and Atum fields located in Offshore Area 1 and the construction of two liquefaction trains with a total capacity of 13,1 million tons per annum (mtpa). TotalEnergies EP Mozambique Area 1 Limitada, a wholly owned subsidiary of Total SE, holds a 26.5% interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Limited (20%), ONGC Videsh Rovuma Limited (10%), Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%), and PTTEP Mozambique Area 1 Limited (8.5%).

On April 26, 2021, considering the evolution of the security situation in the north of Cabo Delgado province, Mozambique LNG had decided to withdraw all project personnel from the Afungi site. This situation also led the Mozambique LNG project partners to declare force majeure.

About Jean-Christophe Rufin

Medical doctor, involved in the humanitarian movement since 1977, he has carried out numerous field missions (Nicaragua, Eritrea, Sudan and the Philippines) and headed several large international solidarity organizations. As a diplomat, he served as cultural and cooperation attaché in Brazil and French Ambassador to Senegal and Gambia from 2007 to 2010. Writer, he was a recipient of the Goncourt prize in 2001.

About TotalEnergies in Mozambique

TotalEnergies has been in Mozambique since 1991, the Company operates in the Exploration & Production and Marketing & Services segments. TotalEnergies Marketing Moҫambique SA is a major player in the downstream petroleum products market with a nationwide gas stations network, industrial and mining customers, lubricants and logistics. In December 2021, TotalEnergies strengthened its presence in Mozambique with the acquisition of BP's service station network, petroleum product sales business and logistics assets. TotalEnergies EP Mozambique Area 1 Limitada, a wholly owned subsidiary of TotalEnergies, operates Mozambique LNG with a 26.5% participating interest.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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